

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2023

Steven J. Heyer
Chief Executive Officer
Haymaker Acquisition Corp. 4
501 Madison Avenue, Floor 5
New York, NY 10022

> **Re: Haymaker Acquisition Corp. 4**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 12, 2023**
> **CIK No. 0001970509**

Dear Steven J. Heyer :

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 12, 2023

"No founder shares will be forfeited . . . .", page 71

1. Please revise the disclosure in this risk factor to elaborate on how you determined that the owners of public shares would experience immediate dilution of $(3.13) per public share, and clarify, if true, that this is in addition to the reduction in the implied value of the public shares at the time of a business combination described in the immediately preceding risk factor "The nominal purchase price paid by our sponsor . . . ."

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lijia Sanchez, Esq.